FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Barclays Global Financial Services Conference dated 11 September 2017
Exhibit No. 2	Bank of America Merrill Lynch Conference dated 26 September 2017

Exhibit No. 1

The Royal Bank of Scotland Group plc (RBS) - Barclays Global Financial Services Conference

Ewen Stevenson, Chief Financial Officer, will participate in a fireside chat at the Barclays Global Financial Services Conference in New York on Monday 11th September 2017 at 09:00 EDT (14:00 BST).

A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or Braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 2

The Royal Bank of Scotland Group plc (RBS) - Bank of America Merrill Lynch Financials CEO Conference

Ross McEwan, Chief Executive Officer, will participate in a fireside chat at the Bank of America Merrill Lynch Financials CEO Conference in London on Tuesday 26th September 2017 at 14:00 BST.

A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or Braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Date: 29 September 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary